SO 8/31/05





SEC 05043914 COMMISSION

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SEC FILE NUMBER
8-17168

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/01/04 (MM/DD/YY) AND ENDING 06/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
AMERICAN FUNDS DISTRIBUTORS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 South Hope Street 55th Floor
(No. and Street)

Los Angeles (City) California (State) 90071 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce DePriester (213)-486-9030
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

350 South Grand Avenue (Address) Los Angeles (City) California (State) 90071-3462 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.



FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Bruce DePriester, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements for the year ended June 30, 2005 and supplemental schedule pertaining to American Funds Distributors, Inc. (the "Company") as of June 30, 2005, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

(State of California)

(County of Los Angeles)

Signature 8/22/05
Date

Subscribed and sworn (or affirmed) before me on this date of 22nd day of August 2005

Senior Vice President
Title

Notary Public

KRISTINE ASPLUND SANCHEZ
Commission # 1575284
Notary Public - California
Los Angeles County
My Comm. Expires May 29, 2009

This report** contains (check all applicable boxes):

- (x) Independent Auditors' Report.
- (x) (a) Facing Page.
- (x) (b) Statement of Financial Condition.
- (x) (c) Statement of Operations.
- (x) (d) Statement of Cash Flows.
- (x) (e) Statement of Changes in Stockholder's Equity.
- ( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (Not applicable)
- (x) Notes to Financial Statements.
- (x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Act of 1934.
- ( ) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Act of 1934. (Not applicable)
- ( ) (i) Information Relating to the Possession or Control Requirements for Brokers Dealers Pursuant to Rule 15c3-3 under the Securities Act of 1934. (Not applicable)
- ( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3. (Not required)
- ( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (Not applicable)
- (x) (l) An Oath or Affirmation.
- ( ) (m) A copy of the SIPC Supplemental Report. (Not required)
- (x) (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Supplemental Report on Internal Control)

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).




SEC MAIL
RECEIVED
PROCESSING
AUG 25 2005
WASH. D.C.
209
SECTION

Deloitte & Touche LLP
350 South Grand Avenue
Suite 200
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

American Funds Distributors, Inc.

We have audited the accompanying statement of financial condition of American Funds Distributors, Inc. (the "Company") as of June 30, 2005 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of American Funds Distributors, Inc. at June 30, 2005 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

August 22, 2005

AMERICAN FUNDS DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Capital Research and Management Company)

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2005
(Dollars in thousands, except per share amounts)

ASSETS

CASH AND CASH EQUIVALENTS	$ 334,532
INVESTMENT SECURITIES—At fair value	94,744
RECEIVABLES	36,571
PREPAID EXPENSES	8,042
DEFERRED INCOME TAXES	17,919
PROPERTY—At cost:	
Land	230
Buildings	3,978
Furniture, equipment and software	9,814
Leasehold improvements	7,102
Total	21,124
Accumulated depreciation and amortization	(16,982)
Property—net	4,142
OTHER ASSETS	3,682
TOTAL	$ 499,632

(Continued)

AMERICAN FUNDS DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Capital Research and Management Company)

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2005
(Dollars in thousands, except per share amounts)

LIABILITIES AND STOCKHOLDER'S EQUITY

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 150,685
ACCRUED COMPENSATION AND EMPLOYEE BENEFITS	10,921
INCOME TAX PAYABLE	3,246
ACCRUED POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS	7,270
Total liabilities	172,122
STOCKHOLDER'S EQUITY:	
Capital stock, $1 par value—authorized, 1,000,000 shares; issued and outstanding, 500,000 shares	500
Additional paid-in capital	200,000
Retained earnings	127,010
Total stockholder's equity	327,510
TOTAL	$ 499,632

See notes to statement of financial condition.

(Concluded)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations—American Funds Distributors, Inc. (the "Company") is a wholly owned subsidiary of Capital Research and Management Company (the "Parent") and a second-tier subsidiary of The Capital Group Companies, Inc. ("Capital Group"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and was organized to serve as the national distributor for the capital shares of investment companies for which the Parent serves as investment advisor.

The Company's source of revenue is concentrated in the distribution services summarized above. Revenues may be affected by the performance of the global capital markets.

In the normal course of the Company's business, customer activities involve the execution and settlement of various mutual fund shares and insurance-related products. These activities may expose the Company to off-balance-sheet credit risk in the event customers are unable to fulfill their contracted obligations.

Basis of Presentation—The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying statement of financial condition of the Company has been prepared pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934. The classification and reporting of items appearing therein are consistent in all material respects with that rule.

Estimates—The preparation of a statement of financial condition in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash Equivalents—Cash equivalents consist principally of shares of a money market fund for which an affiliated company serves as investment advisor.

Investment Securities—Investment securities consist of U.S. government securities, which are carried at fair value. The effective interest method is used to account for the amortization of investment premiums and discounts. The amortized cost of these investments is $95,364.

Depreciation and Amortization of Property—Depreciation of buildings, furniture and non-technological equipment is computed generally on the straight-line method based upon estimated useful lives of 3 to 39 years. Depreciation of technological equipment and software is computed generally using the double-declining balance method based upon an estimated useful life

of 3 years. Amortization of leasehold improvements is computed on the straight-line method based upon the life of the related asset or the term of the lease, whichever is shorter.

Income Taxes—The Company's results are included in consolidated tax returns filed by Capital Group, and the Company is allocated income taxes based on the separate return method. Income taxes are provided for current taxes payable or refundable and temporary differences arising from the future tax consequences of events that have been recognized in the Company's financial statements or income tax returns. The effects of income taxes are measured based on enacted tax laws and rates.

Postretirement Benefits—The expected costs of providing postretirement benefits are recognized during the years that the associates are in service with the Company, based on actuarial estimates.

Postemployment Benefits—The Company recognizes the liability for future costs of compensation and benefits to be paid to employees on disability leave, based on actuarial estimates.

Recent Accounting Pronouncements— In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act") was enacted. The Act established a prescription drug benefit under Medicare, known as "Medicare Part D," and a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. The Company believes that benefits provided to certain participants will be at least actuarially equivalent to Medicare Part D and accordingly, the Company will be entitled to a subsidy.

In May 2004, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") No. 106-2, *Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003* ("FSP 106-2"). FSP 106-2 requires (a) that the effects of the federal subsidy be considered an actuarial gain and recognized in the same manner as other actuarial gains and losses and (b) certain disclosures for employers that sponsor postretirement health care plans that provide prescription drug benefits. Adoption of FSP 106-2 did not have a material impact on the Company's financial statements.

In March 2005, the FASB issued FSP Emerging Issues Task Force ("EITF") Issue No. 85-24-1, *Application of EITF Issue No. 85-24, 'Distribution Fees by Distributors of Mutual Funds That Do Not Have a Front-End Sales Charge,' when Cash for the Right to Future Distribution Fees for Shares Previously Sold Is Received From Third Parties* ("FSP EITF No. 85-24-1"). FSP EITF No. 85-24-1, which provides guidance as to when it is appropriate to recognize revenue from cash received from third parties for the rights to receive future distribution fees, as defined, was adopted by the Company effective July 1, 2004. The Company amended its B share agreements with retroactive effect and, based upon the terms of the amended agreements in place as of June 30, 2005, the early adoption, effective July 1, 2004, of FSP EITF No. 85-24-1 did not have an impact on the Company's financial condition. The Company continues to treat the sale of B shares as sales for financial reporting and accounting purposes.

2. INCOME TAXES

The deferred tax asset consists of the following:

Accrued expenses and other	$ 11,405
Accrued compensation and benefits	4,009
Postretirement benefits	283
State franchise taxes	1,128
Depreciation	1,094
Total deferred tax asset	$ 17,919

The Company has not established a valuation allowance against the net deferred tax asset, as it has been determined that it is more likely than not that the asset will be realized.

3. RETIREMENT PLANS

The Company participates with Capital Group and affiliates in a defined contribution retirement plan covering substantially all of its associates. The Company annually contributes up to 15% of each participant's eligible compensation.

The Company also has a supplemental retirement plan for certain senior executives. The liability for benefits under the plan is included in accrued postretirement and postemployment benefits. Other assets include investments of $3,660 held solely for the purpose of providing benefits under the plan. These investments are carried at fair value and are held in a trust for the plan participants. No further contributions to the supplemental retirement plan will be made.

4. TRANSACTIONS WITH AFFILIATES

Receivables and payables include $1,451 and $110,177, respectively, relating to transactions with affiliates. The Parent provides certain indemnifications, warranties and guarantees on behalf of the Company in connection with sale of the Rights to a third party.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2005, the Company had net capital of $260,979, which was $249,504 in excess of its required net capital of $11,475. At June 30, 2005, the Company's net ratio of aggregate indebtedness to net capital was 0.66 to 1.

The SEC's Division of Market Regulation required the Company to treat sales of B share distribution fees to a third party, with respect to B share sales made after June 30, 2004, as financings for net capital purposes. Separately, the FASB engaged in an effort to clarify the accounting treatment of such transactions. To assure compliance with Rule 15c3-1 under the Exchange Act, the Parent made several capital contributions to the Company, for a total of $190,000, during the year ended June 30, 2005. As a result of the FASB's issuance of FSP EITF No. 85-24-1 in March 2005, and the amendments of sales agreements between the Company and the

purchaser of B share distribution fees with retroactive effect prior to June 30, 2005, the Company is no longer required to treat such B share transactions as financings for financial reporting purposes. In June 2005, the Company confirmed with the SEC's Division of Market Regulation that the net capital treatment of such transactions should follow the accounting treatment of such transactions. Accordingly, the Company is no longer required to treat such B share transactions as financings for net capital purposes.

6. RESERVE REQUIREMENTS FOR BROKERS AND DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph k(2)(i) of such rule) of the Securities Exchange Act of 1934, as the Company is an introducing broker or dealer that carries no customers' accounts, promptly transmits any customer funds and customer securities to a clearing broker and does not otherwise hold funds or securities of customers. Because of such exemption, the Company is not required to prepare a determination of reserve requirements for brokers and dealers.

7. POSTRETIREMENT BENEFITS

The Company sponsors a plan to subsidize health care insurance coverage for retired United States based associates who meet certain age and service requirements, if they elect to contribute a portion of the cost. The Company funds its postretirement benefits through a §401(h) account by the maximum deductible amount by the Internal Revenue Code in most years. The asset allocation is targeted and invested 100% in equity securities that are held in Employee Benefit Trust accounts managed by an affiliate. The measurement date for the actuarial valuations is June 30.

Accumulated postretirement benefit obligation ("APBO")	$11,164
Plan assets at fair value	7,551
Funded status	$ (3,613)
Accrued benefit costs recognized in the statement of financial condition	$ (1,777)

Weighted-average assumptions as of June 30:

Discount rate	5.75%
Expected return on plan assets	6.0%
Medical trend:	
Ultimate trend	6.0%
Initial trend	14.5%
Year ultimate trend reached	2015

The discount rate assumption is based upon the review of high quality corporate bond rates and the change in these rates during the year. The expected return on plan assets and health care cost trend rates are based upon an evaluation of the Company's historical trends and experience, taking into account current and expected future market conditions. In January 2004, the Company changed the coordination of benefits and cost-sharing provisions of the retiree medical plan, which resulted in a reduction in the accumulated postretirement benefit obligation.

Benefit payments	$ 127
Company contributions	$2,223

Estimated future payments for retirees are as follows:

Year Ending June 30	
2006	$ 149
2007	150
2008	177
2009	192
2010	197
2011 through 2015	1,317

The Company determined the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act") were not a significant event requiring an interim remeasurement under FSP 106-2. Consequently, the APBO for the postretirement benefit plan was remeasured at June 30, 2005 to reflect the effects of the Act, which resulted in a reduction in the APBO of $441.

8. LEGAL CONTINGENCIES

On March 25, 2005, plaintiffs in *re American Funds Fee Litigation* filed a consolidated and amended complaint (the "Amended Fee Litigation Complaint") in the district court in the Central District of California, Western Division, against the Company, the Parent, the Capital Group, and certain directors of the American Funds mutual funds and the 29 American Funds mutual funds alleging that the defendants charged excessive management fees for managing the funds and improperly used those management fees and fund assets to make payments of additional compensation to brokerage firms that sold fund shares. Plaintiffs allege that the defendants knew the arrangements created conflicts of interest between the brokerage firms and their clients and that defendants concealed those alleged conflicts of interest by failing to disclose them in fund offering documents. Based on these and other allegations, plaintiffs claim that defendants violated the Investment Company Act of 1940 and the Investment Advisers Act of 1940 and breached their common law fiduciary duties to fund shareholders. Plaintiffs seek to bring most of these claims as a class action on behalf of all persons who held shares in any of the American Funds mutual funds between January 14, 1999 and March 23, 2005. Plaintiffs seek an unspecified amount of compensatory and punitive damages, rescission of the funds' contracts with the Parent, including recovery of all advisory fees paid during the class period, restitution of all unlawfully obtained fees and charges and injunctive relief. On May 27, 2005, defendants filed motions to dismiss the Amended Fee Litigation Complaint. Those motions are pending.

On February 16, 2005, the Department of Enforcement of the National Association of Securities Dealers, Inc. ("NASD") filed a complaint with the NASD Office of Hearing Officers against the Company alleging that the Company violated certain NASD rules by directly or indirectly offering or promising to pay brokerage commissions to broker-dealers in exchange for future sales of mutual fund shares. This matter is still in the preliminary stages and a hearing on the merits has been

tentatively scheduled for March 2006. The NASD is seeking sanctions, an unspecified amount of disgorgement and restitution, as well as its costs of investigation.

On March 24, 2005, the Attorney General of California filed a complaint against the Company and the Parent in Los Angeles County Superior Court alleging that defendants violated certain provisions of the California Corporations Code by failing to disclose in sufficient detail information concerning defendants' payments of additional compensation to certain broker-dealers who sold shares of the American Funds mutual funds. The complaint seeks injunctive relief, civil penalties, disgorgement of all profits and compensation obtained by defendants as a result of their alleged violations, restitution to fund shareholders and payment of the Attorney General's costs. On June 20, 2005, the Company and the Parent filed a motion seeking to have the complaint dismissed on the basis that the Attorney General's claims are preempted under the National Securities Markets Improvements Act of 1996. A hearing on the preemption motion is scheduled for August 26, 2005.

The Company believes that the allegations in the three complaints described above are without merit and intend to vigorously defend against them. At the present time, management cannot predict with certainty the eventual outcome of these matters and therefore is unable to estimate the impact, if any, they will have on the Company's financial condition.

The Company and the Parent have received requests for information from the SEC for documents, information and testimony concerning the practices of the Company in connection with the payment of additional compensation to broker-dealers and the practices of the Parent in the selection of broker-dealers for the purposes of effecting securities transactions on behalf of the mutual funds managed by the Parent. In January 2005, the Staff of the Pacific Regional Office of the SEC informed management that they may recommend to the Commission that it commence a civil injunctive action against the Company and the Parent concerning these practices. The Company provided a Wells Submission to the SEC on January 31, 2005 setting forth in detail the facts and legal authorities supporting our position that the Staff's proposed charges are without merit. Subsequently, representatives of the Company had several meetings with the Staff and have supplied them with supplemental information in support of the Company's position. To management's knowledge, the Staff has not presented a recommendation to the Commission in this matter and no decision has been made by the Commission to bring charges against the Company or the Parent. Management believes that any such charges would be unwarranted.

* * * * * *



Deloitte & Touche LLP
350 South Grand Avenue
Suite 200
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

August 22, 2005

American Funds Distributors, Inc.
333 South Hope Street
Los Angeles, California 90071

In planning and performing our audit of the financial statements of American Funds Distributors, Inc. (the "Company") for the year ended June 30, 2005 (on which we issued our report dated August 22, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices or procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at June 30, 2005 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP